FILTRONA

Filtrona plc

28 September 2007

File No: 82-34882

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E
Washington, D.C. 20549
USA

SUPPL

Dear Sir/Madam

Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Filtrona plc ("Filtrona"), a public limited company organised under the laws of England and Wales in connection with Filtrona's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, hereby furnishes to the Securities and Exchange Commission the following:

- Copies of Regulatory Announcements made by Filtrona under the Listing Rules of the United Kingdom Listing Authority since 31 August 2007, when we last wrote to you.

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our above address in the envelope provided.

Please do not hesitate to contact me if you have any queries.

Yours faithfully

Victoria Walters
Personal Assistant

10/19

FILE NO 82-34882

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure Rule 3.1.4R(1), and in accordance with Section 329 of the Companies Act 1985, the Company was advised on 3 September 2007 of the following directors who have acquired an interest in the ordinary share capital of Filtrona plc (the 'Company):

1. Name of company

   Filtrona plc

2. Name of directors

   Mark Harper
   Stephen Dryden

3. Nature of transaction

   A Share Option award under Part A of the Filtrona plc Long Term Incentive Plan ('LTIP')

4. Date of grant

   31 August 2007

5. Period during which or date on which exercisable

   Between 31 August 2010 and 30 August 2017, subject to the satisfaction of a specified performance condition

6. Total amount paid (if any) for grant of the option

   n/a

7. Description of shares or debentures involved: class, number

Executive Director	**Number of 25p ordinary shares**
Mark Harper	190,376
Steve Dryden	106,694

8. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

   £2.39

9. Total number of shares or debentures over which options held following this notification

Executive Director	Details	Number
Mark Harper	Matching Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	126,902
	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	476,243
	Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	483,883
	Deferred Annual Share Bonus Plan Award	107,851
	Approved Options under Part A of the Filtrona plc Long Term Incentive Plan	11,776
	TOTAL	**1,206,655**
Stephen Dryden	Matching Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	102,474
	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	286,085
	Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	279,475
	Deferred Annual Share Bonus Plan Award	62,538
	Approved Options under Part A of the Filtrona plc Long Term Incentive Plan	11,776
	TOTAL	**742,348**

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Patricia Kingdon 01908 359100

25. Name and signature of authorised company official responsible for making this notification

Jon Green, Company Secretary

Date of Notification
4 September 2007

File No: 82-34882

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure Rule 3.1.4R(1), and in accordance with Section 329 of the Companies Act 1985, the Company was advised on 3 September 2007 of the following directors/persons discharging managerial responsibility ('PDMR') who have acquired an interest in the ordinary share capital of Filtrona plc (the 'Company):

1. Name of company

   Filtrona plc

2. Name of directors/PDMR

   Steve Crummett
   Antony Edwards
   Jon Green
   Robert Purcell
   Sreekumar Puthen Thermedam
   Russell Rogers
   Neil Shillingford
   Alan Tidy

3. Nature of transaction

   Performance Share award under Part A of the Filtrona plc Long Term Incentive Plan ('LTIP')

4. Date of grant
   31 August 2007

5. Period during which or date on which exercisable

   LTIP – between 31 August 2010 and 30 August 2017, subject to the satisfaction of a specified performance condition

6. Total amount paid (if any) for grant of the option

   n/a

7. Description of shares or debentures involved: class, number

File No: 82-34882

PMDR	Number of 25p ordinary shares
Steve Crummett	73,221
Antony Edwards	54,393
Jon Green	58,577
Robert Purcell	73,221
Sreekumar Puthen Thermedam	69,037
Russell Rogers	54,393
Neil Shillingford	54,393
Alan Tidy	50,209

8. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£2.39

9. Total number of shares or debentures over which options held following this notification

PMDR	Details	Number
Steve Crummett	Approved Options under Part A of the Filtrona plc Long Term Incentive Plan	12,552
	Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	60,669
	TOTAL	**73,221**
Antony Edwards	Matching Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	29,608
	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	115,784
	Approved Options under Part A of the Filtrona plc Long Term Incentive Plan	11,776
	Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	142,752
	Deferred Annual Share Bonus Plan Award	4,549
	TOTAL	**304,469**

PMDR	Details	Number
Jon Green	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	105,635
	Approved Options under Part A of the Filtrona plc Long Term Incentive Plan	11,776
	Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	131,036
	Deferred Annual Share Bonus Plan Award	21,171
	TOTAL	**269,618**
Robert Purcell	Matching Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	85,194
	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	157,416
	Approved Options under Part A of the Filtrona plc Long Term Incentive Plan	11,776
	Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	188,582
	Deferred Annual Share Bonus Plan Award	48,773
	TOTAL	**491,741**
Sreekumar Puthen Thermedam	Matching Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	40,574
	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	147,304
	Approved Options under Part A of the Filtrona plc Long Term Incentive Plan	11,776
	Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	179,161
	Deferred Annual Share Bonus Plan Award	4,493
	TOTAL	**383,308**

PMDR	**Details**	**Number**
Russell Rogers	Matching Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	6,106
	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	115,653
	Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	143,416
	Deferred Annual Share Bonus Plan Award	17,626
	TOTAL	**282,801**
Neil Shillingford	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	85,259
	Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	142,693
	Deferred Annual Share Bonus Plan Award	23,019
	TOTAL	**250,971**
Alan Tidy	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	111,607
	Approved Options under Part A of the Filtrona plc Long Term Incentive Plan	11,776
	Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	132,186
	Deferred Annual Share Bonus Plan Award	21,285
	TOTAL	**276,854**

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Patricia Kingdon 01908 359 100

25. Name and signature of authorised company official responsible for making this notification

Jon Green, Company Secretary

Date of Notification

4 September 2007

File No: 82-34882

Released: 07/09/2007

RNS Number:5369D
Filtrona plc
07 September 2007

7 September 2007

TRANSACTION IN OWN SHARES

Filtrona plc (" Filtrona") announces that it has today purchased through JPMorgan Cazenove Limited 250,000 of its ordinary shares at a price of 238.47p per share. The purchased shares will be held as treasury shares.

Following the above purchase, Filtrona holds 250,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 219,076,795.

This purchase was made pursuant to the authority that was granted by shareholders at the Annual General Meeting held on 30 April 2007 and is consistent with Filtrona's objective of maintaining an appropriate balance sheet structure while continuing with the strategic priority of growing both organically and by acquisition. Further purchases may be made from time to time subject to market conditions.

End

END

POSZGGGLNNZGNZM

File No: 82-34882

Released: 10/09/2007

RNS Number:5586D
Filtrona plc
10 September 2007

RNS 5369D released at 17.23 on 7 September 2007 showed an incorrect number of shares purchased. The correct number of shares purchased was 100,000 and hence the number of shares held in treasury is 100,000 and the number of shares in issue (excluding shares held as treasury shares) is 219,226,795. The full corrected announcement is as follows:-

7 September 2007.

TRANSACTION IN OWN SHARES

Filtrona plc (" Filtrona") announces that it has today purchased through JPMorgan Cazenove Limited 100,000 of its ordinary shares at a price of 238.47p per share. The purchased shares will be held as treasury shares.

Following the above purchase, Filtrona holds 100,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 219,226,795.

This purchase was made pursuant to the authority that was granted by shareholders at the Annual General Meeting held on 30 April 2007 and is consistent with Filtrona's objective of maintaining an appropriate balance sheet structure while continuing with the strategic priority of growing both organically and by acquisition. Further purchases may be made from time to time subject to market conditions.

End

END

POSGGGMLLGRGNZG

Released: 10/09/2007

RNS Number:6084D
Filtrona plc
10 September 2007

10 September 2007.

TRANSACTION IN OWN SHARES

Filtrona plc (" Filtrona") announces that it has today purchased through JPMorgan Cazenove Limited 100,000 of its ordinary shares at a price of 237.5472p per share. The purchased shares will be held as treasury shares.

Following the above purchase, Filtrona holds 200,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 219,126,795.

End

This information is provided by RNS
The company news service from the London Stock Exchange

END

POSGGGMLNGFGNZM

File No: 82-34882

Released: 11/09/2007

RNS Number:6953D
Filtrona plc
11 September 2007

11 September 2007.

TRANSACTION IN OWN SHARES

Filtrona plc (" Filtrona") announces that it has today purchased through JPMorgan Cazenove Limited 100,000 of its ordinary shares at a price of 240.30p per share. The purchased shares will be held as treasury shares.

Following the above purchase, Filtrona holds 300,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 219,026,795.

End

This information is provided by RNS
The company news service from the London Stock Exchange

END

POSZGGMLNMFGNZM

REG-Filtrona plc Transaction in Own Shares

File No: 82-34882

Released: 12/09/2007

RNS Number:7732D
Filtrona plc
12 September 2007

12 September 2007.

TRANSACTION IN OWN SHARES

Filtrona plc (" Filtrona") announces that it has today purchased through JPMorgan Cazenove Limited 150,000 of its ordinary shares at a price of 241.77p per share. The purchased shares will be held as treasury shares.

Following the above purchase, Filtrona holds 450,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 218,876,795.

End

This information is provided by RNS
The company news service from the London Stock Exchange

END

POSZGGMLNZNGNZM

File No: 82-34882

Released: 13/09/2007

RNS Number:8392D
Filtrona plc
13 September 2007

13 September 2007.

TRANSACTION IN OWN SHARES

Filtrona plc (" Filtrona") announces that it has today purchased through JPMorgan Cazenove Limited 100,000 of its ordinary shares at a price of 246.118p per share. The purchased shares will be held as treasury shares.

Following the above purchase, Filtrona holds 550,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 218,776,795.

End

This information is provided by RNS
The company news service from the London Stock Exchange

END

POSGGGMLNFFGNZM

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer
FILTRONA PLC

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

THE NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(A)

3. Name of person discharging managerial responsibilities/director

JEFF HARRIS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

THE NOTIFICATION IS IN RESPECT OF THE HOLDING OF THE PERSON REFERRED TO IN (3) ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 25P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

JEFF HARRIS

8. State the nature of the transaction

PURCHASE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

10,000 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.005%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£2.4375 per share

14. Date and place of transaction

14 SEPTEMBER 2007, UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

41,651 SHARES 0.02%

16. Date issuer informed of transaction

14 SEPTEMBER 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes –

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

N/A

24. Name of contact and telephone number for queries
PATRICIA KINGDON
T: 01908 359 100

Name and signature of duly authorised officer of issuer responsible for making notification
JON GREEN
COMPANY SECRETARY

Date of notification
14 SEPTEMBER 2007

File No: 82-34882

Released: 14/09/2007

RNS Number:9146D
Filtrona plc
14 September 2007

14 September 2007.

TRANSACTION IN OWN SHARES

Filtrona plc (" Filtrona") announces that it has today purchased through JPMorgan Cazenove Limited 350,000 of its ordinary shares at a price of 243.795p per share. The purchased shares will be held as treasury shares.

Following the above purchase, Filtrona holds 900,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 218,426,795.

End

This information is provided by RNS
The company news service from the London Stock Exchange

END

POSGGGMLNDKGNZM

File No: 82-34882

Released: 17/09/2007

RNS Number:9909D
Filtrona plc
17 September 2007

17 September 2007.

TRANSACTION IN OWN SHARES

Filtrona plc (" Filtrona") announces that it has today purchased through JPMorgan Cazenove Limited 100,000 of its ordinary shares at a price of 239.1080p per share. The purchased shares will be held as treasury shares.

Following the above purchase, Filtrona holds 1,000,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 218,326,795.

End

This information is provided by RNS
The company news service from the London Stock Exchange

END

POSMGGMLNNRGNZM

File No: 82-34882

FSA®

Financial Services Authority

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Filtrona PLC
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.):	Legal & General Assurance (Pensions Management) Limited (PMC) Legal & General Assurance Society Limited (LGAS & LGPL)
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	14 September 2007
6. Date on which issuer notified:	17 September 2007
7. Threshold(s) that is/are crossed or reached:	From 12% -11% (L&G)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
ORD GBP 0.25	28,335,471	28,335,471	25,999,893	25,999,893		11.90	

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
25,999,893	11.90

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:	
Legal & General Group Plc (Direct and Indirect) (Group) (29,098,765 – 13.32% = Total Position)	
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) (29,098,765 – 13.32% = Total Position)	
Legal & General Investment Management Limited (Indirect) (LGIM) (29,098,765 – 13.32% = Total Position)	
Legal & General Group Plc (Direct) (L&G) (25,999,893 –11.90 % = LGAS, LGPL & PMC)	
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (7,855,258 –3.59% = PMC)	Legal & General Insurance Holdings Limited (Direct) (LGIH) (18,144,635 –8.30% = LGAS & LGPL)
Legal & General Assurance (Pensions Management) Limited (PMC) (7,855,258 –3.59% = PMC)	Legal & General Assurance Society Limited (LGAS & LGPL) (18,144,635 –8.30% = LGAS & LGPL)
	Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting rights figure of 218,426,795
14. Contact name:	Patricia Kingdon
15. Contact telephone number:	01908 359100

File No: 82-34882

Released: 18/09/2007

RNS Number:0647E
Filtrona plc
18 September 2007

18 September 2007.

TRANSACTION IN OWN SHARES

Filtrona plc (" Filtrona") announces that it has today purchased through JPMorgan Cazenove Limited 100,000 of its ordinary shares at a price of 236.9588p per share. The purchased shares will be held as treasury shares.

Following the above purchase, Filtrona holds 1,100,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 218,226,795.

End

END

POSGGGMLNRFGNZM

File No. 32-34882

Financial Services Authority FSA®

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Filtrona PLC

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights	☐
Other (please specify):	☐

3. Full name of person(s) subject to the notification obligation:	Allianz SE
4. Full name of shareholder(s) (if different from 3.)[i]:	Allianz Global Investors Global Equity Business Unit
5. Date of the transaction (and date on which the threshold is crossed or reached if different)[ii]:	19 September 2007
6. Date on which issuer notified:	19 September 2007
7. Threshold(s) that is/are crossed or reached:	5%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights [viii]	Number of shares	Number of voting rights [x]		% of voting rights	
			Direct	Direct [x]	Indirect [xi]	Direct	Indirect
GB00B0744359	9,144,748	9,144,748			11,191,402		5.13

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion *Period/ Date*	Number of voting *rights that may be* acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
11,191,402	5.13

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Allianz Global Investors Global Equity Business Unit ("AGI") is a wholly owned subsidiary of Allianz SE.

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	AGI are interested in 11,187,902 Filtrona PLC shares comprising 5.13%. Other entities within Allianz SE group are interested 3,500 Filtrona PLC shares
14. Contact name:	Patricia Kingdon Filtrona plc
15. Contact telephone number:	01908 359100

File No: 82-34882

Released: 20/09/2007

RNS Number:2320E
Filtrona plc
20 September 2007

20 September 2007.

TRANSACTION IN OWN SHARES

Filtrona plc (" Filtrona") announces that it has today purchased through JPMorgan Cazenove Limited 100,000 of its ordinary shares at a price of 235.7642p per share. The purchased shares will be held as treasury shares.

Following the above purchase, Filtrona holds 1,200,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 218,126,795.

End

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The company news service from the London Stock Exchange

END

POSMGGZLNGRGNZM

File No: 82-34882

Released: 21/09/2007

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 09 2007
WASH. D.C.
210

RNS Number:2923E
Filtrona plc
21 September 2007

21 September 2007.

TRANSACTION IN OWN SHARES

Filtrona plc (" Filtrona") announces that it has today purchased through JPMorgan Cazenove Limited 240,000 of its ordinary shares at a price of 238.5854p per share. The purchased shares will be held as treasury shares.

Following the above purchase, Filtrona holds 1,440,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 217,886,795.

End

END

POSDGGZLDMLGNZM

REG-Filtrona plc Transaction in Own Shares

File No: 82-34882

Released: 24/09/2007

RNS Number:3984E
Filtrona plc
24 September 2007

24 September 2007.

TRANSACTION IN OWN SHARES

Filtrona plc (" Filtrona") announces that it has today purchased through JPMorgan Cazenove Limited 100,000 of its ordinary shares at a price of 237.6464p per share. The purchased shares will be held as treasury shares.

Following the above purchase, Filtrona holds 1,540,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 217,786,795.

End

This information is provided by RNS
The company news service from the London Stock Exchange

END

POSMGGZLNDFGNZM

Released: 25/09/2007

RNS Number:4849E
Filtrona plc
25 September 2007

25 September 2007.

TRANSACTION IN OWN SHARES

Filtrona plc (" Filtrona") announces that it has today purchased through JPMorgan Cazenove Limited 100,000 of its ordinary shares at a price of 234.988p per share. The purchased shares will be held as treasury shares.

Following the above purchase, Filtrona holds 1,640,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 217,686,795.

End

This information is provided by RNS
The company news service from the London Stock Exchange

END

POSZGGZLNKRGNZM

REG-Filtrona plc Transaction in Own Shares

File No: 82-34882

Released: 26/09/2007

RNS Number:5722E
Filtrona plc
26 September 2007

26 September 2007.

TRANSACTION IN OWN SHARES

Filtrona plc (" Filtrona") announces that it has today purchased through JPMorgan Cazenove Limited 100,000 of its ordinary shares at a price of 233.6348p per share. The purchased shares will be held as treasury shares.

Following the above purchase, Filtrona holds 1,740,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 217,586,795.

End

END

POSMGGZLNVLGNZM

File No: 82-34882

Released: 27/09/2007

RNS Number:6747E
Filtrona plc
27 September 2007

27 September 2007.

TRANSACTION IN OWN SHARES

Filtrona plc (" Filtrona") announces that it has today purchased through JPMorgan Cazenove Limited 100,000 of its ordinary shares at a price of 232.7945p per share. The purchased shares will be held as treasury shares.

Following the above purchase, Filtrona holds 1,840,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 217,486,795.

End

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POSMGGZLNNLGNZM

Released: 28/09/2007

RNS Number:8092E
Filtrona plc
28 September 2007

28 September 2007.

TRANSACTION IN OWN SHARES

Filtrona plc (" Filtrona") announces that it has today purchased through JPMorgan Cazenove Limited 100,000 of its ordinary shares at a price of 228.9250p per share. The purchased shares will be held as treasury shares.

Following the above purchase, Filtrona holds 1,940,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 217,386,795.

End

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POSZGGZLNRZGNZM

Filtrona plc
Interim Statement 2007

FILTRONA



Fibre Technologies

Fibre Technologies focuses on the production and supply of special filters for cigarettes and bonded fibre products such as reservoirs and wicks for writing instruments and printers, household products and medical devices.





Cigarette Filters
Worldwide facilities produce a wide range of filters from monoacetate to multi-segment special filters with sophisticated adsorbent materials.

Bonded Fibre Components
With locations in the US, Germany and China, Fibertec is the leading manufacturer of bonded fibre components used in a wide range of consumer disposable products including writing instruments, inkjet printer reservoirs, medical devices and air fresheners.

Fibre Technologies overview•

	Six months ended 30 June 2007	Six months ended 30 June 2006	%
Revenue	**£120.5m**	£123.2m	(2.2)
Operating profit*	**£17.0m**	£13.0m	+30.8
Operating margin*	**14.1%**	10.6%	

• translated at constant exchange rates

* before intangible amortisation and restructuring costs

Filtrona plc at a glance

Plastic Technologies

Plastic Technologies produces, sources and distributes protection and finishing products, self-adhesive tear tape and certain security products as well as proprietary and customised plastic extrusions.







Protection and Finishing Products

Facilities in the UK, Continental Europe, US, Canada, Mexico, and Brazil provide rapid supply of primarily plastic products for general protection, masking, electrical, fastening, security and finishing applications.

Coated and Security Products

Worldwide operations provide self-adhesive tear tape and coated film products for use in brand promotion, document authentication, personal identification and other security applications, including track and trace technology.

Plastic Profile and Sheet

Locations in the US, Mexico and the Netherlands supply thermoplastic profile, sheet and speciality tubes for a selected range of applications including lighting, fencing, signs and displays, refrigeration, medical and traffic control.

Plastic Technologies overview*

	Six months ended 30 June 2007	Six months ended 30 June 2006	%
Revenue	**£136.7m**	£130.4m	+4.8
Operating profit*	**£21.7m**	£20.3m	+6.9
Operating margin*	**15.9%**	15.6%	

* continuing operations translated at constant exchange rates
* before intangible amortisation and restructuring costs



Filtrona is an international, market leading, speciality plastic and fibre products supplier.

By concentrating on niche international markets Filtrona has been able to establish and develop strong positions in its chosen product categories.

It is a well invested global business, headquartered in the UK, with 33 manufacturing facilities, 34 distribution units and four research facilities spread across 24 countries in the Americas, Europe and Asia. Filtrona employs some 4,800 people worldwide.

Fibertec (cover)
Bonded Fibre Components provide important components for point of care medical test kits. Each component within the diabetes test device shown incorporates 1,400 metres of fibre.

Highlights

for the six months ended 30 June 2007

- Operating margin up 1.7% to 13.5%
- Operating profit[Δ] up 17.2%
- Substantial recovery in Fibre Technologies
- New developments in China, Hungary and Mexico
- Acquisition of Duraco and disposal of Globalpack

Revenue*

2005	234.6
2006	253.5
2007	**257.2**

£257.2m +1.5%

Operating profit[Δ]

2005	28.1
2006	29.6
2007	**34.7**

£34.7m +17.2%

Profit before tax[†]

2005	24.6
2006	26.3
2007	**30.9**

£30.9m +17.5%

Net debt

2005	109.6
2006	117.4
2007	**115.1**

£115.1m

Adjusted earnings per share[Δ]

2005	7.2
2006	7.9
2007	**9.3**

9.3p +17.7%

Dividend per share

2005	2.13
2006	2.30
2007	**2.52**

2.52p +9.6%

* continuing operations translated at constant exchange rates
Δ continuing operations translated at constant exchange rates and before intangible amortisation and restructuring costs
† continuing operations translated at constant exchange rates and before restructuring costs

Operating Review
Mark Harper



Strong results represent another positive step forward for Filtrona

Filtrona is an international, market leading, speciality plastic and fibre products supplier with activities segmented into Plastic Technologies and Fibre Technologies.

Following the disposal of Globalpack, the Brazilian consumer packaging business, in June 2007, the results from continuing operations are shown below with Globalpack's contribution to profits included as a single line net of interest, tax and the costs of effecting the transaction.

Filtrona has continued to perform strongly for the six months ended 30 June 2007. The operating margin improved to 13.5% from 11.8% for the comparable period last year. Operating profit before intangible amortisation and restructuring costs was £34.7m (2006: £31.7m) up 9.5% on a reported basis and up 17.2% at constant exchange rates. Acquisitions accounted for 2.3% of this growth. Revenue grew by 1.5% at constant exchange rates though, due to adverse currency impacts, reported revenue was down 4.5% to £257.2m (2006: £269.3m).

Following the announcement at the end of 2006, restructuring costs of £4.2m were incurred in the period. Profit before tax, excluding the restructuring costs and at constant exchange rates, was up 17.5%. After the restructuring costs and adverse currency impacts, reported profit before tax was down 5.3% to £26.7m (2006: £28.2m). It is anticipated that the remaining £0.8m of the £5.0m restructuring costs will be incurred in the second half of 2007. Adjusted earnings per share were 9.3p (2006: 8.5p) up 9.4% and, at constant exchange rates, were up 17.7%.

At 30 June 2007, net debt was £115.1m (2006: £117.4m) with the ratio of net debt to earnings before interest, tax, depreciation and amortisation remaining at 1.4.

The Board has declared an interim dividend up 9.6% to 2.52p per share (2006: 2.30p) which will be paid on 26 October 2007 to shareholders on the register on 28 September 2007 with an ex-dividend date of 26 September 2007.

Plastic Technologies
Plastic Technologies produces, sources and distributes protection and finishing products, self-adhesive tear tape and certain security products as well as proprietary and customised plastic extrusions.

After a very strong 2006, growth in Plastic Technologies has moderated during 2007. Reported revenue was £136.7m (2006: £137.9m) a reduction of 0.9%, with revenue at constant exchange rates up 4.8%. Operating profit increased to £21.7m (2006: £21.4m) up 1.4%, with operating profit at constant exchange rates up 6.9%. Operating margin improved by 40 basis points from 15.5% to 15.9%.

Protection and Finishing Products has continued to trade well with further increases in revenue and operating profit.

Plastic Technologies operating profit increased to £21.7m, up 6.9% at constant exchange rates

At Moss, the pan-European plastic parts supplier, the growth momentum was maintained by the combination of increased marketing, successful new product introductions and the expansion of the distribution network. Sales development across the Continental European network was particularly encouraging within both recently opened and more established locations. The new distribution unit in Hungary was opened successfully. In addition, the mix of proprietary and custom products continued to strengthen in favour of the more profitable proprietary lines.

Skiffy, the European specialist small nylon parts producer, achieved strong revenue growth particularly from its principal location in Amsterdam. The business is sustaining increased levels of marketing investment with the first half sales benefiting from the launch of a new Skiffy catalogue, printed and available online in eight languages.

Alliance, the US-based plastic parts supplier, traded well in spite of the more challenging market conditions in the domestic US market. The new Alliance Express location in Chicago achieved a very encouraging start to operations and performance at the Alliance facility in Saõ Paulo, Brazil has been very strong with the benefits of local manufacture materially improving its competitive position. Unit production costs at the Erie production facility continued to fall and additional land was secured close to the existing site to support the next phase in the implementation of the operational strategy for the business.

The acquisition of Duraco, based in Chicago, Illinois, was completed in May for a consideration of $61m. Initial trading at Duraco has met expectations. The integration is proceeding well and a senior executive from within Protection and Finishing Products has been appointed President. This acquisition represents an important strategic step as it broadens both the product and market bases for the Protection and Finishing Products business.

Growth of the MSI oil country tubular goods thread protector business was moderated due to de-stocking on the part of the steel pipeyards who form the majority of MSI's customer base. The underlying fundamentals in the oil and gas drilling sector remain strong and early trading in quarter three indicates that activity is picking up.

Preparatory work began for the establishment of a Protection and Finishing Products sales and distribution unit to serve the domestic Chinese market. This operation will be based at the newly expanded Filtrona Fibertec facility in Ningbo and will complement the existing successful finished products and tool sourcing operation.

Coated and Security Products has delivered an improved performance in both revenue and operating profit. The Payne tear tape business was assisted by both growth in promotional and other value-added printed tapes and a labour restructuring programme implemented in the first quarter. The successful introduction of a cross feed application system for tear tape is expected to support the continued development of fast moving consumer goods markets outside the tobacco industry.

Strong volumes of the specialist laminates for the UK passport drove performance at the Payne Security business and the new security label machinery has recently run its first security label orders.

Operating Review

Fibre Technologies staged a strong recovery with operating profit up 30.8% to £17.0m at constant exchange rates

FractureCode technology is now running in a live environment with five manufacturing facilities but, as planned, further revenue investments in product development and in the commercial team have resulted in a small loss in the first half. The Company remains positive regarding the long-term prospects of FractureCode, as an integral part of a comprehensive suite of technologies positioned to meet the demands of emerging security product markets, but the precise timing of the capture of further customers and therefore the level of contribution that FractureCode by itself will make in the coming years is uncertain.

The Coated and Security Products business continues to develop its range of security technologies and carrier media. The security products market is expected to continue to provide good opportunities for future growth as customers migrate through increasingly sophisticated levels of product authentication, and ultimately to individual item level identification and track and trace.

After an excellent 2006, the **Plastic Profile and Sheet** business has encountered much more challenging trading conditions in 2007 with a reduction in operating performance in North America. Whilst a number of product sectors have continued to grow in the US market, custom products revenues have reduced reflecting some overall weakness in the US economy. The programme to consolidate the two Massachusetts facilities is expected to be completed in the fourth quarter and this consolidation will generate important operational savings. A medical clean room is now under construction at the Athol, Massachusetts facility and the new clean room in Monterrey, Mexico is complete and being commissioned. Both of these investments are expected to facilitate rapid growth in the key target market of medical products. The Enitor business in the Netherlands continued to grow with the point of purchase market showing particular strength.

The disposal of Globalpack, the Brazilian **Consumer Packaging** business, was completed in June for a cash consideration payable of $56m. The increasing internationalisation of the consumer packaging market, combined with Filtrona's very minor position within it, led the Board to conclude that Globalpack did not fit with Filtrona's longer-term strategic plans. I would like to thank everyone at Globalpack for their valued contribution to Filtrona over many years and wish them every success for the future.

Fibre Technologies
Fibre Technologies focuses on the production and supply of special filters for cigarettes and bonded fibre products such as reservoirs and wicks for writing instruments and printers, household products and medical devices.

Fibre Technologies has staged a strong recovery in operating performance. Reported operating profit increased to £17.0m (2006: £14.0m) up 21.4% with operating profit at constant exchange rates up 30.8%. Operating margin improved by 340 basis points from 10.7% to 14.1%. As expected, reported revenue was down 8.3% to £120.5m (2006: £131.4m) with revenue at constant exchange rates down 2.2%.

The Board remains confident that Filtrona's financial performance will continue to progress in line with their expectations

Cigarette Filters is achieving significant improvements in conversion costs with a clear focus on continuous improvement and the new business model to secure enhanced value for R&D services is already proving beneficial. The Monterrey, Mexico facility has been consistently profitable in 2007 as a result of sustained operational improvement.

In Europe, the Salerno, Italy and Jarrow, UK facilities both performed well and the creation of a new low cost filter facility in Hungary is underway with production due to commence in the fourth quarter of the year. Performance in Asia remained strong with each of the facilities in India, Indonesia and Thailand contributing good results.

The previously announced restructuring within the Cigarette Filters business has progressed well with the closure of the Richmond, Virginia facility and the successful transfer of volumes to the Greensboro, North Carolina and Monterrey facilities. As expected, due to the business losses announced last year, total filter volumes reduced by 5.4% or 1.8 billion filters with a reduction of 9.9% in special filters, partly mitigated by a 4.7% increase in monoacetate volumes.

The Fibertec **Bonded Fibre Components** business delivered strong results with all locations performing well. Further market share gains continue to be made in traditional areas of the business and the continued development of new products and their associated intellectual property is driving growth in new applications and new markets. The inkjet printer reservoir business secured with a major new US entrant into the inkjet printer market has run well ahead of expectations and a further new project with an existing original equipment manufacturer is due to commence production at the end of 2007. The Ningbo, China facility is proving to be consistently profitable and the factory extension is due for completion in the third quarter of 2007.

Prospects

These interim results represent another positive step forward for Filtrona and are well above historical trend in organic profit growth terms. The Company continues to pursue its strategy of achieving growth and building position in its selected markets through a blend of organic development and value enhancing acquisitions. With strong profit growth, supplemented by the contribution from recent acquisitions, the Board remains confident that Filtrona's financial performance will continue to progress in line with their expectations.

Mark Harper
Chief Executive
30 August 2007

Consolidated income statement

	Note	Six months ended 30 Jun 2007 £m	Restated six months ended 30 Jun 2006 £m	Restated year ended 31 Dec 2006 £m
Revenue	2	**257.2**	269.3	517.1
Operating profit before intangible amortisation and restructuring costs		**34.7**	31.7	59.2
Intangible amortisation		**(0.6)**	(0.5)	(0.9)
Restructuring costs		**(4.2)**	–	–
Operating profit	2	**29.9**	31.2	58.3
Finance income	3	**4.6**	4.5	8.5
Finance expense	3	**(7.8)**	(7.5)	(14.6)
Profit before tax		**26.7**	28.2	52.2
Income tax expense	4	**(9.1)**	(9.5)	(17.7)
Profit from continuing operations		**17.6**	18.7	34.5
Profit from discontinued operations	10	**2.0**	0.4	1.5
Profit for the period		**19.6**	19.1	36.0
Attributable to:				
Equity holders of Filtrona plc		**18.1**	18.4	34.5
Minority interests		**1.5**	0.7	1.5
Profit for the period		**19.6**	19.1	36.0
Earnings per share attributable to equity holders of Filtrona plc:				
Basic	5	**8.3p**	8.4p	15.8p
Diluted	5	**8.2p**	8.3p	15.6p
Earnings per share from continuing operations attributable to equity holders of Filtrona plc:				
Basic	5	**7.8p**	8.3p	15.3p
Diluted	5	**7.7p**	8.2p	15.1p

Consolidated balance sheet

	Note	30 Jun 2007 £m	30 Jun 2006 £m	31 Dec 2006 £m
Assets				
Property, plant and equipment	6	**166.3**	177.6	178.4
Intangible assets		**84.5**	61.9	59.5
Deferred tax assets		**0.2**	3.0	0.3
Total non-current assets		**251.0**	242.5	238.2
Inventories		**54.1**	59.3	55.7
Income tax receivable		**2.9**	1.0	1.8
Trade and other receivables		**93.8**	91.9	81.1
Derivative assets		**0.7**	0.4	0.2
Cash and cash equivalents	8	**34.0**	20.8	20.7
Total current assets		**185.5**	173.4	159.5
Total assets		**436.5**	415.9	397.7
Equity				
Issued capital		**54.8**	54.8	54.8
Capital redemption reserve		**0.1**	0.1	0.1
Other reserve		**(132.8)**	(132.8)	(132.8)
Translation reserve		**(1.8)**	4.0	1.6
Retained earnings		**226.7**	206.2	219.0
Attributable to equity holders of Filtrona plc		**147.0**	132.3	142.7
Minority interests		**4.2**	5.7	6.0
Total equity		**151.2**	138.0	148.7
Liabilities				
Interest bearing loans and borrowings		**145.2**	137.3	117.9
Retirement benefit obligations		**28.9**	36.1	30.9
Other payables		**–**	3.4	–
Provisions	7	**8.1**	2.8	2.7
Deferred tax liabilities		**9.6**	11.6	11.6
Total non-current liabilities		**191.8**	191.2	163.1
Bank overdrafts		**3.5**	0.3	1.0
Interest bearing loans and borrowings		**0.4**	0.6	0.6
Derivative liabilities		**–**	0.3	0.3
Income tax payable		**17.2**	12.2	16.0
Trade and other payables		**67.5**	69.8	65.0
Provisions	7	**4.9**	3.5	3.0
Total current liabilities		**93.5**	86.7	85.9
Total liabilities		**285.3**	277.9	249.0
Total equity and liabilities		**436.5**	415.9	397.7

Consolidated statement of cash flows

	Note	Six months ended 30 Jun 2007 £m	Restated six months ended 30 Jun 2006 £m	Restated year ended 31 Dec 2006 £m
Operating activities				
Profit before tax from continuing operations		**26.7**	28.2	52.2
Adjustments for:				
Net finance expense		**3.2**	3.0	6.1
Intangible amortisation		**0.6**	0.5	0.9
Restructuring costs		**4.2**	–	–
Depreciation		**10.3**	10.3	20.7
Share option expense		**0.8**	0.7	1.2
Other items		**0.2**	(0.6)	(0.3)
Increase in inventories		**(0.4)**	(2.8)	(0.8)
(Increase)/decrease in trade and other receivables		**(8.3)**	(8.8)	0.2
Increase in trade and other payables		**3.5**	3.5	0.4
Restructuring costs paid		**(3.3)**	–	–
Acquisition of employee trust shares		**(1.7)**	–	(1.2)
Additional pension contributions		**(0.4)**	(0.2)	(1.5)
Other cash movements		**(0.2)**	(0.8)	(1.9)
Cash inflow from operating activities of continuing operations		**35.2**	33.0	76.0
Income tax paid		**(10.6)**	(11.3)	(18.0)
Net cash inflow from operating activities of discontinued operations		**3.3**	2.3	3.1
Net cash inflow from operating activities		**27.9**	24.0	61.1
Investing activities				
Interest received		**0.1**	0.4	0.8
Acquisition of property, plant and equipment		**(12.0)**	(14.8)	(32.3)
Proceeds from sale of property, plant and equipment		**0.1**	0.9	1.8
Acquisition of businesses net of cash acquired	9	**(31.5)**	(0.5)	(0.5)
Proceeds from sale of businesses	10	**14.4**	0.3	0.3
Income tax paid on sale of businesses		**(1.0)**	–	–
Other investing cash flows		**(0.7)**	(0.5)	(0.8)
Net cash outflow from investing activities of continuing operations		**(30.6)**	(14.2)	(30.7)
Net cash outflow from investing activities of discontinued operations		**(2.6)**	(1.0)	(1.8)
Net cash outflow from investing activities		**(33.2)**	(15.2)	(32.5)

Consolidated statement of cash flows (continued)

	Note	Six months ended 30 Jun 2007 £m	Restated six months ended 30 Jun 2006 £m	Restated year ended 31 Dec 2006 £m
Financing activities				
Interest paid		**(3.1)**	(3.9)	(7.1)
Dividends paid to equity holders		**(10.1)**	(9.3)	(14.3)
Proceeds from/(repayments of) short-term loans		**0.4**	–	(0.1)
Proceeds from/(repayments of) long-term loans		**29.8**	(0.2)	(11.8)
Net cash inflow/(outflow) from financing activities of continuing operations		**17.0**	(13.4)	(33.3)
Net cash outflow from financing activities of discontinued operations		**(0.6)**	(0.1)	(0.1)
Net cash inflow/(outflow) from financing activities		**16.4**	(13.5)	(33.4)
Net increase/(decrease) in cash and cash equivalents		**11.1**	(4.7)	(4.8)
Net cash and cash equivalents at the beginning of the period		**19.7**	25.7	25.7
Net increase/(decrease) in cash and cash equivalents		**11.1**	(4.7)	(4.8)
Net effect of currency translation on cash and cash equivalents		**(0.3)**	(0.5)	(1.2)
Net cash and cash equivalents at the end of the period	8	**30.5**	20.5	19.7

Consolidated statement of recognised income and expense

	Six months ended 30 Jun 2007 £m	Six months ended 30 Jun 2006 £m	Year ended 31 Dec 2006 £m
Actuarial gains/(losses) on defined benefit pension schemes	**1.4**	(1.3)	2.2
Deferred tax (expense)/credit on actuarial gains/(losses) on defined benefit pension schemes	**(0.9)**	0.4	(0.7)
Foreign exchange translation differences:			
Transferred to profit on disposal of discontinued operations	**(5.0)**	–	–
Attributable to equity holders of Filtrona plc	**1.1**	(1.3)	(3.7)
Attributable to minority interests	**0.3**	(0.1)	(0.3)
Income and expense recognised directly in equity	**(3.1)**	(2.3)	(2.5)
Profit for the period	**19.6**	19.1	36.0
Total recognised income and expense	**16.5**	16.8	33.5
Attributable to:			
Equity holders of Filtrona plc	**15.2**	16.2	32.3
Minority interests	**1.3**	0.6	1.2
Total recognised income and expense	**16.5**	16.8	33.5

Notes

1. Basis of preparation

This interim financial information has been prepared and approved by the Directors in accordance with the accounting policies that were applied in the preparation of the Company's published consolidated financial statements for the year ended 31 December 2006.

The accounting policies, which conform to IFRS as adopted for use by the EU, have been consistently applied to all periods presented.

The consolidated income statement, consolidated statement of cash flows and related notes for the comparative periods have been restated, in accordance with IFRS, to reflect the disposal of Globalpack, which was previously reported in the Plastic Technologies segment and has been reclassified as discontinued operations.

The financial information for the six months ended 30 June 2007 and 30 June 2006 are unaudited and do not constitute statutory accounts of Filtrona within the meaning of Section 240 of the Companies Act 1985. However, the Auditor has carried out a review of the financial information for the six months ended 30 June 2007 and their report is set out in the Independent Review Report. The comparative figures for the financial year ended 31 December 2006 are not the Company's statutory accounts for that financial year. Those accounts have been reported on by the Company's Auditor and delivered to the Registrar of Companies. The report of the Auditor was (i) unqualified, (ii) did not include a reference to any matters to which the Auditor drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under Section 237(2) or (3) of the Companies Act 1985.

2. Segment analysis

	Revenue			Operating profit		
	Six months ended 30 Jun 2007 £m	Restated six months ended 30 Jun 2006 £m	Restated year ended 31 Dec 2006 £m	**Six months ended 30 Jun 2007 £m**	Restated six months ended 30 Jun 2006 £m	Restated year ended 31 Dec 2006 £m
Continuing operations						
Plastic Technologies	**136.7**	137.9	262.4	**21.7**	21.4	39.0
Fibre Technologies	**120.5**	131.4	254.7	**17.0**	14.0	28.1
Central Services†	**–**	–	–	**(4.0)**	(3.7)	(7.9)
	257.2	269.3	517.1	**34.7**	31.7	59.2
Intangible amortisation				**(0.6)**	(0.5)	(0.9)
Restructuring costs				**(4.2)**	–	–
Total	**257.2**	269.3	517.1	**29.9**	31.2	58.3
Operating margin*				**13.5%**	11.8%	11.4%

† Central Services includes group accounts, tax, treasury, legal, internal audit, corporate development, human resources, information technology and other services provided centrally to support the business segments

* Operating margin is defined as operating profit before intangible amortisation and restructuring costs divided by revenue

Notes

3. Net finance expense

	Six months ended 30 Jun 2007 £m	Restated six months ended 30 Jun 2006 £m	Restated year ended 31 Dec 2006 £m
Continuing operations			
Finance income			
Bank deposits	**0.2**	0.3	0.7
Other finance income	**–**	0.1	0.1
Expected return on pension scheme assets	**4.4**	4.1	7.7
	4.6	4.5	8.5
Finance expense			
Loans and overdrafts	**(3.5)**	(3.6)	(7.1)
Interest on pension scheme liabilities	**(4.3)**	(3.9)	(7.5)
	(7.8)	(7.5)	(14.6)
Net finance expense	**(3.2)**	(3.0)	(6.1)

4. Income tax expense for continuing operations

A tax expense of 34.0% (six months ended 30 Jun 2006: 33.7%; year ended 31 Dec 2006: 33.9%) on the profit of the continuing operations has been provided based on the estimated effective tax rate for the year.

Income tax expense in the UK is £0.3m (six months ended 30 Jun 2006: £0.5m; year ended 31 Dec 2006: £2.4m).

5. Earnings per share

	Six months ended 30 Jun 2007 £m	Restated six months ended 30 Jun 2006 £m	Restated year ended 31 Dec 2006 £m
Continuing operations			
Earnings attributable to equity holders of Filtrona plc	**17.0**	18.2	33.5
Adjustment*	**3.2**	0.3	0.6
Adjusted earnings	**20.2**	18.5	34.1
Discontinued operations			
Earnings attributable to equity holders of Filtrona plc	**1.1**	0.2	1.0
Basic weighted average ordinary shares in issue (million)	**218.0**	218.9	218.8
Dilutive effect of employee share option plans (million)	**1.6**	2.1	1.8
Diluted weighted average ordinary shares (million)	**219.6**	221.0	220.6
Continuing operations			
Basic earnings per share	**7.8p**	8.3p	15.3p
Adjustment*	**1.5p**	0.2p	0.3p
Adjusted earnings per share	**9.3p**	8.5p	15.6p
Diluted basic earnings per share	**7.7p**	8.2p	15.1p
Discontinued operations			
Basic earnings per share	**0.5p**	0.1p	0.5p
Diluted basic earnings per share	**0.5p**	0.1p	0.5p

* The adjustment relates to intangible amortisation and restructuring costs less tax relief thereon

6. Property, plant and equipment

During the period Filtrona's continuing operations spent £12.0m (six months ended 30 Jun 2006: £14.8m; year ended 31 Dec 2006: £32.3m) on land and buildings, plant and machinery and fixtures, fittings and equipment.

Land and buildings, plant and machinery and fixtures, fittings and equipment with a net book value of approximately £0.2m (six months ended 30 Jun 2006: £1.1m; year ended 31 Dec 2006: £1.5m) were disposed of for proceeds of £0.1m (six months ended 30 Jun 2006: £0.9m; year ended 31 Dec 2006: £1.8m).

Notes

7. Provisions

	30 Jun 2007 £m	30 Jun 2006 £m	31 Dec 2006 £m
Movements			
Beginning of year	**5.7**	7.5	7.5
Restructuring costs	**0.9**	–	–
Acquisition	**0.2**	0.3	0.3
Disposal warranties	**6.4**	–	–
Utilised	**(0.1)**	(1.4)	(2.0)
Currency translation	**(0.1)**	(0.1)	(0.1)
End of year	13.0	6.3	5.7
Non-current	**8.1**	2.8	2.7
Current	**4.9**	3.5	3.0
	13.0	6.3	5.7

Provisions relate primarily to employees' compensation claims, legal claims, vacant properties and environmental clean-up expenses. Non-current provisions are generally long-term in nature with timing of utilisation uncertain.

8. Analysis of net debt

	30 Jun 2007 £m	30 Jun 2006 £m	31 Dec 2006 £m
Cash at bank and in hand	**32.8**	17.4	15.8
Short-term deposits repayable on demand	**0.6**	2.9	2.5
Short-term deposits not repayable on demand	**0.6**	0.5	2.4
Cash and cash equivalents	**34.0**	20.8	20.7
Overdrafts	**(3.5)**	(0.3)	(1.0)
Net cash and cash equivalents	**30.5**	20.5	19.7
Debt due within one year	**(0.4)**	(0.6)	(0.6)
Debt due after one year	**(145.2)**	(137.3)	(117.9)
Net debt	**(115.1)**	(117.4)	(98.8)

9. Acquisition

On 3 May 2007, Filtrona acquired the assets and business of Duraco, Inc. ('Duraco') based in Chicago, Illinois for a total consideration of £31.7m. Duraco is a market leading manufacturer and supplier of self-adhesive foam products for protection and finishing applications in a broad array of served markets including point of purchase products and white goods.

On acquisition the assets and liabilities of the business acquired were adjusted to reflect their fair values to Filtrona. The fair value adjustments are provisional and subject to finalisation for up to one year from the date of acquisition.

9. Acquisition (continued)

Duraco contributed £2.4m to revenue and £0.5m to operating profit before intangible amortisation and restructuring costs in the period to 30 June 2007.

A summary of the acquisition of Duraco is detailed below:

	Book value at acquisition £m	Revaluation £m	Consistency of accounting policy £m	Fair value of assets acquired £m
Property, plant and equipment	1.4	1.6	–	3.0
Inventories	1.2	–	(0.2)	1.0
Trade and other receivables	2.1	–	(0.1)	2.0
Deferred tax	–	0.3	–	0.3
Trade and other payables	(0.9)	–	–	(0.9)
Provisions	–	(0.2)	–	(0.2)
	3.8	1.7	(0.3)	5.2
Customer relationships				14.1
Goodwill				12.4
Consideration				31.7
Satisfied by:				
Cash consideration				30.4
Expenses settled in cash				1.1
Accrued expenses				0.2
Net cash outflow in respect of the acquisition of Duraco comprised:				
Cash consideration				30.4
Expenses settled in cash				1.1
Net cash outflow in respect of the acquisition of Duraco				**31.5**

The adjustment to property, plant and equipment reflects the open market value of the freehold property.

The adjustment to inventories and trade and other receivables reflects the impact of applying Filtrona group accounting policies to these items.

The adjustment to deferred tax reflects the asset arising from a permanent difference between the accounting and tax base of property, plant and equipment.

The adjustment to provisions includes amounts relating to the reassessment of potential liabilities that were not fully recognised on acquisition.

Included in the £12.4m of goodwill recognised above is the value of the unique revenue synergy opportunities available to Filtrona through the integration of the business. Due to its nature this asset cannot be individually identified nor reliably measured.

Notes

10. Discontinued operations

On 29 June 2007, Filtrona completed the disposal of Globalpack, its Brazilian consumer packaging business, to the Itavema Group for total gross consideration of £27.9m. The disposal resulted in a profit before tax of £2.7m which has been recognised as discontinued operations in the income statement.

The results for Globalpack are presented below:

	Six months ended 30 Jun 2007 £m	Six months ended 30 Jun 2006 £m	Year ended 31 Dec 2006 £m
Revenue	**13.6**	13.6	27.1
Operating profit	**1.7**	0.7	2.4
Finance income	**0.1**	0.2	0.3
Finance expense	**(0.1)**	(0.2)	(0.3)
Profit before tax from discontinued operations	**1.7**	0.7	2.4
Profit on disposal of discontinued operations	**2.7**	–	–
Income tax expense	**(2.4)**	(0.3)	(0.9)
Profit for the period	**2.0**	0.4	1.5
Attributable to:			
Equity holders of Filtrona plc	**1.1**	0.2	1.0
Minority interests	**0.9**	0.2	0.5
Profit for the period	**2.0**	0.4	1.5
Earnings per share attributable to equity holders of Filtrona plc:			
Basic	**0.5p**	0.1p	0.5p
Diluted	**0.5p**	0.1p	0.5p

Income tax expense is analysed as follows:

	Six months ended 30 Jun 2007 £m	Six months ended 30 Jun 2006 £m	Year ended 31 Dec 2006 £m
On profit on ordinary activities	**0.7**	0.3	0.9
On profit on disposal	**1.7**	–	–
	2.4	0.3	0.9

10. Discontinued operations (continued)

The major classes of assets and liabilities sold are analysed as follows:

	£m
Assets and liabilities disposed of other than cash	
Property, plant and equipment	17.5
Inventories	2.1
Trade and other receivables	6.2
Trade and other payables	(4.9)
Net assets disposed of other than cash and cash equivalents	20.9

	£m
Gain on disposal of discontinued operations	
Cash consideration	15.4
Disposal expenses settled in cash	(0.4)
Cash and short-term deposits in Globalpack on disposal	(0.6)
Net cash inflow in respect of the disposal of Globalpack	**14.4**
Fair value of deferred consideration	10.2
Net assets disposed of less minority share	(18.4)
Cumulative exchange gains deferred in equity	5.0
Accrued disposal expenses	(1.6)
Warranty provisions	(6.4)
Closure expenses	(0.4)
Accelerated share option expense	(0.1)
Gain on disposal of discontinued operations	**2.7**

Closure expenses relate to the exit from a Coated and Security Products office in Barcelona, Spain.

11. Dividends

	Per share			Total		
	Six months ended 30 Jun 2007 p	Six months ended 30 Jun 2006 p	Year ended 31 Dec 2006 p	**Six months ended 30 Jun 2007 £m**	Six months ended 30 Jun 2006 £m	Year ended 31 Dec 2006 £m
2006 interim:						
paid 27 October 2006		2.30	2.30		5.0	5.0
2006 final:						
paid 4 May 2007			4.60			10.1
Proposed 2007 interim:						
payable 26 October 2007	**2.52**			**5.5**		
	2.52	2.30	6.90	**5.5**	5.0	15.1

The proposed interim dividend for 2007 of 2.52p per 25p ordinary share will be paid on 26 October 2007 to equity holders on the share register on 28 September 2007.

Notes

12. Related party transactions
There were no significant related party transactions during the period.

13. Exchange rates
The principal exchange rates for Filtrona were:

	Average			Closing		
	Six months ended 30 Jun 2007	Six months ended 30 Jun 2006	Year ended 31 Dec 2006	**Six months ended 30 Jun 2007**	Six months ended 30 Jun 2006	Year ended 31 Dec 2006
US$:£	**1.97**	1.79	1.85	**2.01**	1.85	1.96
€:£	**1.48**	1.46	1.47	**1.49**	1.45	1.48

Independent Review Report to Filtrona plc

Introduction
We have been instructed by the Company to review the financial information for the six months ended 30 June 2007 which comprises the consolidated income statement, consolidated balance sheet, consolidated statement of cash flows, consolidated statement of recognised income and expense and related notes. We have read the other information contained in the Interim Statement and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities
The Interim Statement, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the Interim Statement in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4: *Review of interim financial information* issued by the Auditing Practices Board for use in the UK. A review consists principally of making enquiries of Filtrona management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Statements on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2007.

KPMG Audit Plc
Chartered Accountants
London
30 August 2007

Advisors' details and investor information

Directors

Jeff Harris	Chairman
Mark Harper	Chief Executive
Steve Dryden	Finance Director
Paul Drechsler	Senior Independent Non-executive Director
Adrian Auer	Non-executive Director
Lars Emilson	Non-executive Director

Secretary and Registered Office
Jon Green
Avebury House, 201–249 Avebury Boulevard, Milton Keynes, Buckinghamshire MK9 1AU
Company Number 05444653
www.filtrona.com

Financial advisor and stockbroker
JPMorgan Cazenove
20 Moorgate, London EC2R 6DA

Solicitors
Slaughter and May
One Bunhill Row, London EC1Y 8YY

Auditor
KPMG Audit Plc
8 Salisbury Square, London EC4Y 8BB

Principal bankers
Lloyds TSB Bank plc
25 Gresham Street, London EC2V 7HN

The Royal Bank of Scotland plc
135 Bishopsgate, London EC2M 3UR

Registrar
If you have any questions about your shareholding, please contact, in the first instance:
Computershare Investor Services plc
PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH
Telephone 0870 702 0003

Computershare also has an internet facility whereby shareholders in Filtrona plc are able to access details of their shareholding. You can access this service at **www.computershare.com**.

Electronic communication
As an alternative to receiving documentation through the post, the Company offers shareholders the option to receive by email a notification that shareholder documents (including the Annual and Interim Reports, Notice of Shareholder Meetings, Proxy Forms, etc.) are available to access on the Company's website. If you wish to make such an election, you should register online at **www.computershare.com**. If you have already made such an election you need take no further action. Registration is entirely voluntary and you may request a hard copy of the shareholder documents or change your election at any time.

CREST
Share Settlement System
The Company entered the CREST system on listing and the ordinary shares are available for settlement in CREST. As the membership system is voluntary, shareholders not wishing to participate can continue to hold their own share certificates.

Designed and produced by **Emperor Design Consultants Ltd**
Telephone **020 7729 9090** **www.emperordesign.co.uk**

FILTRONA

Filtrona plc
Avebury House
201–249 Avebury Boulevard
Milton Keynes
Buckinghamshire
MK9 1AU
United Kingdom
T: +44 (0)1908 359100
F: +44 (0)1908 359120
E: enquiries@filtrona.com

www.filtrona.com



END